Exhibit 99.1

2009 ANNUAL REPORT

MOUNTAIN PROVINCE DIAMONDS INC.

MOUNTAIN PROVINCE DIAMONDS

City or Town
Kimberlite / Diamond Deposit
Ekati
Lac De Gras
Diavik
Aylmer Lake
Clinton-Colden Lake
Mac Kay Lake
Snap Lake
Gahcho Kuê
Artillery Lake
Wha Ti
Rae
Winter Road
YELLOWKNIFE
Fort Reliance
Lutselk'e
N
Great Slave Lake
Hay River
0
100
200
kilometres
Kennady Lake
Tuzo
Dunn Sheet
5034 Extension
5034 North
5034
5034 South
Hearne
Outline of Kimberlite @ 370m hae
Outline of Kimberlite @ 100m hae
0
300
metres

Mountain Province Diamonds Inc.

Corporate Profile

Mountain Province Diamonds is a Canadian diamond development company headquartered in Toronto, Ontario. The Company’s primary asset is its 49% interest in Gahcho Kué, one of Canada’s largest high grade diamond deposits. This interest is held through the Gahcho Kué Joint Venture with De Beers Canada (51%).

The Gahcho Kué Project is a highly diamondiferous primary kimberlite cluster located at Kennady Lake, approximately 300 kilometres northeast of Yellowknife in Canada’s Northwest Territories. Gahcho Kué is the largest diamond mine under development in the Western world, and has the potential to become one of Canada’s major diamond mines.

Exploration of the Gahcho Kué kimberlites was completed in 2008. Over the past 14 years diamonds weighing more than 11,400 carats have been recovered from the Gahcho Kué kimberlites. An independent 43-101 compliant resource report published in May 2009 estimates that the Gahcho Kué kimberlites contain an indicated mineral resource of 50.5 million carats grading 1.67 carats per tonne, and an inferred mineral resource of 10.3 million carats grading 1.73 carats per tonne. An independent diamond valuation, conducted in October 2008, established an actual price per carat for the Gahcho Kué diamonds of US$135 per carat.

The Gahcho Kué Joint Venture is set to commence an independent feasibility study on the Gahcho Kué Project, which is expected to take approximately twelve months to complete. Preparation of the Gahcho Kué environmental impact assessment will continue concurrently. Depending on the outcome of this project work, the Joint Venture partners will be in a position to evaluate a decision to build.

Mission

Mountain Province plans to maximize shareholder value through the optimal permitting, development, construction and operation of the Gahcho Kué diamond mine.

Stock Exchange Information

Mountain Province trades on the Toronto Stock Exchange (TSX:MPV) and the American Stock Exchange (AMEX:MDM)

.

Message to Shareholders

The past year has been both extraordinarily challenging, but also rewarding for Mountain Province. Despite strong headwinds across the entire commodity sector, and indeed across the global economy, Mountain Province has managed to continue advancing the Gahcho Kué Project. In fact, the past year has been one of the most rewarding for Mountain Province since the discovery of Gahcho Kué.

A number of significant milestones were achieved during 2008/09, including the completion of the exploration at the Gahcho Kué Project, completion of an updated independent valuation of the Gahcho Kué diamonds, completion of an updated independent mineral resource report, and the renegotiation of the joint venture agreement with De Beers.

Mountain Province has managed to continue advancing the Gahcho Kué Project

In October 2008, an independent valuation of the Gahcho Kué diamonds was conducted by WWW International Diamond Consultants who reported an average actual price per carat of US$135. In their report to Mountain Province, WWW stated: "The Tuzo sample and the 5034 East sample both contained one high value large stone. For Tuzo there was a 25.14 carat stone valued at $17,000 per carat and 5034 East had a 9.90 carat stone valued at $15,000 per carat. It is encouraging that such high value stones were recovered in samples of this size. If they are found in the same frequency throughout the resource then the modeled average prices will certainly be towards the high values".

Mountain Province pushed consistently for all the Gahcho Kué pipes, particularly the massive Tuzo pipe, to be fully explored. The results have been highly beneficial, with an independent 43-101 compliant resource report published in May 2009 estimating that the Gahcho Kué kimberlites contain an indicated mineral resource of 50.5 million carats grading 1.67 carats per tonne, and an inferred mineral resource of 10.3 million carats grading 1.73 carats per tonne. The report noted that all the Gahcho Kué kimberlites remain open to depth below the current declared resource.

A defining achievement this past year was the conclusion of a revised and restated joint venture agreement in July 2009. The 2009 Agreement replaces the 2002 Agreement and establishes a more equitable relationship between the joint venture partners. Most importantly, Mountain Province now has the right to market its 49% share of production from a future mine. In return, we shall be repaying to De Beers an agreed sum of the historic project costs, following a substantial reduction, and we shall also be funding our share of the future development costs in order to retain our 49% interest in Gahcho Kué.

My thanks go to our shareholders and Board of Directors for their continued support over the past year.

Patrick Evans
President and CEO

July 31, 2009

Investing in Gahcho Kué

Strategic Location

Gahcho Kué is located in the Northwest Territories – the heart of Canada’s diamond mining industry. It is the southernmost diamond deposit in the Northwest Territories which would make it the first stop for the proposed Taltson Hydroelectricity Expansion Project, which is currently under consideration by the Mackenzie Valley Environmental Impact Review Board. The Taltson Project has the potential to deliver electricity to Gahcho Kué at costs significantly below the cost of diesel-generated power, which also has significant environmental benefits.

Gahcho Kué 2009 Mineral Resource Summary (Effective Date April 20, 2009)

	Resource	Volume	Tonnes	Carats	Grade
Pipe	Classification	(Mm3)	(Mt)	(Mct)	(cpht)
5034	Indicated	5.1	12.7	23.9	188
	Inferred	0.3	0.8	1.2	150
Hearne	Indicated	2.3	5.3	11.9	223
	Inferred	0.7	1.6	2.9	180
Tuzo	Indicated	5.1	12.2	14.8	121
	Inferred	1.5	3.5	6.2	175
Summary	Indicated	12.4	30.2	50.5	167
	Inferred	2.5	6.0	10.3	173
Notes:
   1) Mineral Resources are reported at a bottom cut-off of 1.0 mm
   2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability
3) Volume, tonnes, and carats are rounded to the nearest 100,000

Gahcho Kué Independent Valuation (WWW International Diamond Consultants, October 2008)

Actual Price (US$/carat)
Kimberlite	Carats	US$/carat	Dollars
5034	3,133.02	122	381,080
Tuzo	2,155.70	252	542,431
Hearne	2,906.45	62	179,032
Total	8,195.17	135	1,102,543
+1.50mm bottom sieve aperture cut-off for stone size

Gahcho Kué is located in the Northwest Territories – the heart of Canada’s diamond mining industry

3

INVESTING IN DIAMONDS

Rough and Polished Prices
Jan 2003=100

200
190
180
170
160
150
140
130
120
110
100
90
2002
2003
2004
2005
2006
2007
2008
2009
WWW Overall Rough Index
PolishedPrices Overall Index

Production and Demand in Rough Terms
(at Jan 2009 values)

$19bn
$17bn
$15bn
$13bn
$11bn
$9bn
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Production
Demand

2009 Annual Report

Investing in Diamonds

Scarcity of New Mines

Gahcho Kué was discovered in 1995. Since then, no other world-class hard-rock diamond discovery has been made. Gahcho Kué is also the second largest diamond development project globally. There are currently only twenty-two primary diamond mines in the world today. By 2012/13, when Gahcho Kué could commence production, this number is expected to fall to twelve. Through its interest in Gahcho Kué, Mountain Province is exceptionally well-placed to participate in the development of one of the largest and potentially most profitable new diamond mines.

Looming Diamond Shortage

Prior to last year’s credit crisis and the resulting global recession, rough diamond prices were increasing sharply – a reflection of robust demand through 2007 and into early 2008. During the last quarter of 2008, rough prices are estimated to have fallen by approximately 50%. A number of major producers curtailed production dramatically. The result has been a slow but steady recovery in rough diamond prices during the first half of 2009 with reports of price recoveries in the range of 30%. However, demand for polished diamonds remains weak and is likely to persist into 2010. By 2012/13, when Gahcho Kué could be in production, global demand is expected to outstrip an ever-diminishing supply as older and uneconomic mines are taken out of production. Despite the impact of the current recession, rough diamond prices are expected to continue rising over the next decade.

Powerful New Markets

While the United States accounts for 50% of global diamond sales, the largest demand increases are coming from China, India and the Middle East. Through the current recession, demand has remained strongest in China, which remains a vast and largely untapped market.

Canada: The New Diamond Frontier

With the commissioning of the Victor and Snap Lake mines during 2008, Canada now has four producing primary kimberlite mines. Gahcho Kué should be the fifth, securing Canada’s position as a global leader in diamond production – larger than South Africa and rivaling Russia and Botswana.

Canada’s diamonds have secured a worldwide reputation for exceptional gem quality. They are also in high demand because they are produced under stringent social and environmental regulations.

Corporate Highlights Gahcho Kué Joint Venture

  Mountain Province 49%, De Beers 51%

  Each partner markets their own share of production

  Each partner contributes a proportionate share of development costs

  Strategic and material decisions require consent of both partners

  Historic project costs reduced to C$120M

  Mountain Province to repay De Beers C$59M (49%) on the following schedule:

  - C$200,000 on signing of 2009 Agreement

  - C$5.1M towards the feasibility study

  - C$10M on completion of feasibility study with 15% IRR and/or decision to build

  - C$10M on issuance of construction and operating permits

  - C$10M on commencement of commercial production

  - The balance within 18 months following commencement of commercial production

Achievement in 2008/09

Completed exploration at Gahcho Kué Completed updated independent diamond valuation Completed updated mineral resource estimate Concluded revised and restated joint venture agreement

Corporate Information

Head Office	Auditors	Officers and Directors
401 Bay Street	KPMG LLP	Jonathan Comerford, MBA
Suite 2700, P.O. Box 152	Commerce Court West	Chairman
Toronto, Ontario M5H 2Y4	199 Bay Street, Suite 3300
T: 416-361-3562	Toronto, Ontario M5X 1J5	Patrick Evans
F: 416-603-8565		President, CEO and Director
	Legal Counsel	Jennifer Dawson
Investor Relations	Fraser Milner Casgrain LLP	CFO and Corporate Secretary
Patrick Evans	1 First Canadian Place
President and CEO	100 King Street West	D.H.W. Dobson, CA
T: 416-361-3562	Toronto, Ontario M5X 1B2	Director
E: info@mountainprovince.com
www.mountainprovince.com		Elizabeth Kirkwood
Director
Peeyush Varshney, LL.B
Registrar & Transfer Agent		Director
Computershare Investor Services
100 University Avenue, 9th Floor		Carl G. Verley, B.Sc., P.Geo.
Toronto, Ontario M5J 2Y1		Director
T: 416-263-9200
F: 888-453-0330		David Whittle, CA
E: service@computershare.com		Director

MOUNTAIN PROVINCE DIAMONDS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2009

Explanatory Note

This management's discussion and analysis (“MD&A”) has been amended to include references to subsequent events to July 23, 2009 as reflected in the Company’s amended consolidated financial statements and notes thereto for the year ended March 31, 2009.

The following management’s discussion and analysis (“MD&A”) of the operating results and financial position of Mountain Province Diamonds Inc. (“the Company” or “Mountain Province” or “MPV”) is prepared as at June 25, 2009, and should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended March 31, 2009. These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars, unless otherwise stated.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Issuer, including potential business or mineral property acquisitions and negotiations and closing of future financings. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate”, “believe”, “estimate”, “expect” and similar expressions. The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

For additional information, reference is made to the Company’s press releases and Annual Information Form on Form 20-F filed on SEDAR at www.sedar.com and on the Company’s website at www.mountainprovince.com.

Except where specifically indicated otherwise, technical information included in this MD&A regarding the Company’s mineral projects has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Properties (“NI 43-101”).

OVERALL PERFORMANCE

Mountain Province Diamonds Inc. is a Canadian resource company in the process of permitting and developing a diamond deposit (the “Gahcho Kué Project” or the “Project”) located in the Northwest Territories (“NWT”) of Canada. The Company’s primary asset is its 49% interest in the Gahcho Kué Project. The Company entered into a letter of agreement with De Beers Canada Exploration Inc. (“De Beers Canada”) in 1997, subsequently continued under and pursuant to an agreement concluded in 2002, in which De Beers Canada has agreed to carry all costs incurred by the Project, and has undertaken to support the proper and timely exploration and development of the Gahcho Kué Project. Key decisions are made by vote (via a Management Committee consisting of two members each from De Beers Canada (such members representing 51% of the vote) and the Company (such members representing 49% of the vote)).

If called on to fully fund a definitive feasibility study, De Beers Canada can increase its interest from 51% to 55% upon the completion of a feasibility study. If called on to fully fund the mine’s construction, De Beers Canada can increase its interest to 60% following the commencement of commercial production.

2  ANNUAL REPORT 2009

Under the agreement with De Beers Canada in effect at March 31, 2009, the Company was not responsible for funding the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project is built, in production, and generating net cash flows.

On July 3, 2009, the Company entered into a revised and restated joint venture agreement (the “2009 Agreement”) with De Beers Canada (jointly, the “Participants”) with respect to the Gahcho Kué Project that replaces the previous agreement (the “2002 Agreement”) entered into by the Participants. Under the 2009 Agreement:
1.

The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with Mountain Province’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

2.	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
3.	Each Participant will contribute their proportionate share to the future project development costs;
4.	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
5.	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
6.

Mountain Province will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:

$200,000 on execution of the 2009 Agreement (Mountain Province’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement);
Up to $5.1 million in respect of De Beers Canada’s share of the costs of a feasibility study to be commissioned as soon as possible;
$10 million upon the earlier of the completion of a feasibility study with a 15% IRR and/or a decision to build;
$10 million following the issuance of the construction and operating permits;
$10 million following the commencement of commercial production; and
The balance within 18 months following commencement of commercial production;

Mountain Province has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the repayments described above.

Execution of the 2009 Agreement brings to an end the strategic review announced by Mountain Province on June 4, 2008. During the strategic review, Mountain Province explored a number of value-enhancing alternatives and concluded that the interests of Mountain Province shareholders would be best served by entering into the 2009 Agreement.

The Company, in conjunction with De Beers Canada, is conducting preliminary technical studies on the Gahcho Kué Project, but has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Gahcho Kué Project to complete the successful design, permitting, construction and future profitable production. Failure to achieve the above will require the Company to write-off costs capitalized to date.

Gahcho Kué Project

The Gahcho Kué Project is located within the District of MacKenzie in the Northwest Territories. The Project covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust for the Project owners by the Operator, De Beers Canada. The Project hosts three primary kimberlite bodies – Hearne, Tuzo, and 5034 which is further delineated into 5034 North, South, Centre, East and West. The three kimberlite bodies are within two kilometres of each other.

Project Technical Study

An in-depth technical study of the Hearne, Tuzo, and 5034 kimberlite bodies was undertaken by the Gahcho Kué Project in 2003 with the final results of the study presented to the Company in June 2005. Based on the results of the 2005 study, the Project was advanced to permitting and advanced exploration stages. Applications for construction and operating permits were submitted in November 2005.

A review of the 2005 technical study was initiated during the second half of 2006 with a view to reducing the projected capital and operating costs. Work on the updated technical study review continued through 2007 and 2008. On December 16, 2008, it was reported that the Gahcho Kué Project received a proposal from an independent engineering firm to produce a NI 43-101 definitive feasibility study for the Gaucho Kué Project. The proposal is currently under consideration.

MOUNTAIN PROVINCE DIAMONDS INC.  3

Advanced Exploration

On July 16, 2008, in a news release titled “Mountain Province Diamonds Reports Results of the 5034 North Lobe Large Diameter Core Program”, the Company announced the results of the 5034 North Lobe large-diameter core drilling program conducted during the summer of 2007. The drill program recovered approximately 36.7 tonnes of kimberlite, and sample processing took place at De Beers’ Grande Prairie facility with diamond recovery carried out at De Beers’ GEMDL facility in Johannesburg. The program was designed to collect approximately 100 carats from the North Lobe to support the macro diamond size distribution inferred from earlier micro-diamond sampling. Selected sections of the recovered drill core were crushed to -6mm and screened at a nominal bottom cut-off of 1.0 mm, resulting in the first macro-diamonds recovered from the 5034 North Lobe. Approximately 80 carats were recovered at a nominal 1.5 mm cut-off, and 102 carats at a 1.0 mm nominal cut-off. The results at a 1.00 mm nominal cut-off are presented in Table 1 below.
Table 1
2007 5034 North Lobe Core Drilling Data
		Carats	Kimberlite	Diamond Count	Grade
Kimberlite Pipe	Drill Hole	+1.03 mm	Mass (kg)	+1.03 mm	(carats per tonne)(1)
5034 North Lobe	MPV-07-310C	8.695	7,236	136	1.20
5034 North Lobe	MPV-07-311C	25.19	12,773	412	1.97
5034 North Lobe	MPV-07-312C	21.995	7,047	255	3.12
5034 North Lobe	MPV-07-313C	22.50	10,789	345	2.09
5034 North Lobe	MPV-07-314C	23.87	6,773	274	3.52
SUMMARY		102.250	44,618	1,422	2.29
(1) Grade presented for illustrative purposes only.

On December 17, 2007, the Company announced that the 2008 Tuzo large-diameter drilling bulk sampling program had commenced. The program used two 24-inch drill rigs to drill a total of nine large-diameter holes to recover a diamond parcel of approximately 1,500 carats. Seven of the holes were drilled to depths of approximately 100 metres and the remaining two holes were drilled to depths of approximately 300 metres.

On July 2, 2008, the Company announced that a 25.13 carat gem quality diamond of excellent shape and clarity and good colour had been recovered from the Tuzo large-diameter bulk sample which had been independently valued at approximately $17,500 per carat, putting the diamond value at approximately $440,000. The Company also announced that past years’ exploration at Gahcho Kué recovered several other large diamonds of gem quality, including 9.9, 7.0, 6.6 and 5.9 carat diamonds from the 5034 kimberlite, and 8.7, 6.4 and 4.9 carat diamonds from the Hearne kimberlite.

On August 6, 2008, in a news release titled “Mountain Province Diamonds Reports Preliminary Results from the Tuzo Large Diameter Bulk Sampling Program”, the Company announced preliminary results from eight of the nine holes, and the final results from all nine holes are included in Table 2 below. Including the 25.13 carat gem quality diamond recovered, a total of 20,968 diamonds were recovered from 923 tonnes of kimberlite resulting in an average grade (provided for illustrative purposes only) of 1.86 carats per tonne. The Project Operator, De Beers, advised that the carats recovered, combined with approximately 600 carats recovered in prior years’ exploration, were sufficient to develop a diamond revenue model for the Tuzo kimberlite pipe.

4  ANNUAL REPORT 2009

Table 2
2008 Tuzo Large Diameter Drilling Data
		Depth (from-to)	Kimberlite Mass	Carats	Diamond Count	Grade* (carats
Kimberlite Pipe	Drill Hole	(metres)	(tonnes)	+1.5mm	+1.5mm	per tonne)
Tuzo	MPV-08-315L	17.0 - 133.6	81.8	261.2	3,344	3.20
Tuzo	MPV-08-316L	16.5 - 122.5	72.2	248.9	3,654	3.45
Tuzo	MPV-08-317L	17.0 - 126.5	74.6	268.8	2,806	3.61
Tuzo	MPV-08-318L	11.0 - 103.3	67.2	84.6	1,157	1.26
Tuzo	MPV-08-319L	22.1 - 286.7	207.5	170.1	2,075	0.82
Tuzo	MPV-08-320L	15.0 - 97.8	59.1	79.6	913	1.35
Tuzo	MPV-08-321L	15.5 - 113.0	68.9	149.5	1,768	2.17
Tuzo	MPV-08-322L	16.0 - 102.6	60.4	110.5	1,388	1.83
Tuzo	MPV-08-323L	17.0 - 125.2	86.6	211.5	2,318	2.44
Tuzo	MPV-08-323L (Deep)	125.2 - 305.0	144.8	128.6	1,545	0.89
SUMMARY			923.0	1,713.2	20,968	1.86
*Grade presented for illustrative purposes only.

On December 16, 2008, the Company announced that following completion of the 2008 Tuzo bulk sampling program, resource drilling at the Gahcho Kué Project had concluded, that attention would turn to completion of updated geology and resource models, and that accordingly the Gahcho Kué Project had retained AMEC Americas Limited (“AMEC”) to produce a NI 43-101 Technical Report updating the Gahcho Kué geology and resource models which would be in a form that the Company could release and file publicly (see “Updated Resource Estimate – April 2009” below).

Independent Diamond Valuation

On November 17, 2008, the Company announced the results of an independent diamond valuation for the Gahcho Kué Project which was undertaken by WWW International Diamond Consultants Ltd. (“WWW”) at the London offices of the Diamond Trading Company on September 22 and 23, 2008. Subsequent to the valuation, WWW revised its Price Book and all diamond values presented below are based on the WWW Price Book as at October 13, 2008.

Table 3 below reflects the actual price per carat for the parcel of 8,195.17 carats of diamonds recovered from the Gahcho Kué Project.

Table 3
Actual Price (US$/carat)

Kimberlite	Carats	US$/carat	Dollars
5034	3,133.02	122	381,080
Tuzo	2,155.70	252	542,431
Hearne	2,906.45	62	179,032

Total	8,195.17	135	1,102,543

MOUNTAIN PROVINCE DIAMONDS INC.  5

Table 4 below presents models of the average price per carat (US$/carat) for each kimberlite lithology. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from Gahcho Kué.

Table 4
Models of Average Price (US$/carat)

	Model Price	Minimum Price	High Price
Kimberlite	($/carat)	($/carat)	($/carat)
5034 NE Lobe	120	108	145
5034 Centre	112	102	133
5034 West	124	112	149
Tuzo Other	88	80	107
Tuzo TK TK1	102	91	126
Tuzo TK	70	64	83
Hearne	73	67	86
(+1.50mm bottom cut-off)

In their report to Mountain Province, WWW stated: “The Tuzo sample and the 5034 East sample both contained one high value large stone. For Tuzo there was a 25.14 carat stone valued at $17,000 per carat and 5034 East had a 9.90 carat stone valued at $15,000 per carat. It is encouraging that such high value stones were recovered in samples of this size. If they are found in the same frequency throughout the resource then the modelled APs [Average Prices] will certainly be towards the “high” values [highlighted in the right column of Table 4 above]”.

Updated Resource Estimate – April 2009

The updated resource estimate prepared by AMEC was announced by the Company on May 26, 2009 in a press release titled “Mountain Province Diamonds Announces Updated Mineral Resource Estimate for Gahcho Kué Diamond Project”. In the press release, the Company reported that the NI 43-101 compliant technical report prepared by AMEC describes an updated mineral resource estimate on the Gahcho Kué diamond project that incorporates information from geological and diamond revenue data updates completed since the previous Technical Report of 2003. The updated resource estimate is summarized as follows in Table 5:

Table 5
Gahcho Kué 2009 Mineral Resource Summary (Effective Date April 20, 2009)
Pipe	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
5034	Indicated	5.1	12.7	23.9	188
	Inferred	0.3	0.8	1.2	150
Hearne	Indicated	2.3	5.3	11.9	223
	Inferred	0.7	1.6	2.9	180
Tuzo	Indicated	5.1	12.2	14.8	121
	Inferred	1.5	3.5	6.2	175
Summary	Indicated	12.4	30.2	50.5	167
	Inferred	2.5	6.0	10.3	173

Notes:
1)	Mineral Resources are reported at a bottom cut-off of 1.0 mm; cpht = carats per hundred tonnes
2)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability
3)	Volume, tonnes, and carats are rounded to the nearest 100,000
4)	Tuzo volumes and tonnes exclude 0.6 Mt of a granite raft
5)

Diamond price assumptions used to assess reasonable prospects of economic extraction reflect mid-2008 price books with a 20% increase factor. The prices assumed, on a per pipe basis (in US$), equate to $113/ct for 5034, $76/ct for Hearne and $70/ct for Tuzo.

The Company further announced that AMEC, in their NI 43-101 report, confirmed that the scientific and technical data on the Gahcho Kué Project is now of sufficient quality and level of detail to support a feasibility study. The proposal for a feasibility study is currently under consideration by the Company and De Beers Canada.

6  ANNUAL REPORT 2009

The Company further announced that industry-standard techniques were used to ensure appropriate calculation and reporting of the diamond resources at a +1 mm lower cut-off. The mineral resources were adjusted for the expected main treatment plant response by reducing recoveries in the lower size classes. AMEC had access to two sources of diamond valuations - one from WWW International Diamond Consultants (WWW), which is independent, and one from the Diamond Trading Company (DTC), which is associated with the Gahcho Kué Project Operator, De Beers. AMEC relied on both valuations.

To assess reasonable prospects for economic extraction to support declaration of a mineral resource, diamond valuations from WWW and DTC were analysed, and average mid-2008 pricing, with a 20% increase, was applied to the resource blocks. It is common practice in the industry to assume a higher long-term commodity price when determining a cut-off grade for mineral resources than the long-term commodity price used for mineral reserves or financial analysis. Average diamond pricing was only used to assess reasonable prospects of economic extraction to support declaration of mineral resources.

All of the indicated mineral resources and a significant portion of the inferred resources were shown to have reasonable prospects of economic extraction through open-pit mining. The inferred resources of the Hearne pipe material lying outside of the resource pit shell was, at least conceptually, shown to have reasonable prospects of economic extraction using underground mining methods. All the Gahcho Kué kimberlites remain open to depth.

A copy of the full AMEC technical report is available on SEDAR, and on the Company’s website at www.mountainprovince.com.

Permitting

In November 2005, De Beers Canada, as operator of the Gahcho Kué Project, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the development of the Gahcho Kué diamond mine. On December 22, 2005, Environment Canada referred the applications to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”), which commenced an Environmental Assessment (“EA”). On June 12, 2006, the MVEIRB ordered that an Environment Impact Review (“EIR”) of the applications should be conducted.

In July 2006, De Beers Canada filed an application for a judicial review of the referral. De Beers Canada brought the application for judicial review of the MVEIRB decision to the Supreme Court of the NWT. On April 2, 2007, the Supreme Court of the Northwest Territories dismissed De Beers Canada’s application and upheld the decision by the MVEIRB.

Following the decision of the Supreme Court of the NWT, the MVEIRB commenced the EIR. The MVEIRB published draft Terms of Reference and a draft Work Plan for the Gahcho Kué Project in June 2007, and called for comments from interested parties by July 11, 2007. The EIR is designed to identify all of the key environmental issues that will be impacted by the development of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues. The draft Work Plan anticipated that the EIR of the Gahcho Kué Project will be completed by mid-2009, although the MVEIRB emphasized that the dates reported are target dates only, and the schedule is subject to change. On June 14, 2007, the Company announced its attendance at the first of two work plan meetings in Yellowknife on June 11, 2007, conducted by the MVEIRB, where an overview of the draft Terms of Reference for the Environmental Impact Study and draft Work Plan for the EIR were discussed. The impact of the EIR on the project’s development schedule is not yet known.

On December 17, 2007, the Company announced that the MVEIRB published the final terms of reference for the Gahcho Kué Environment Impact Statement (“EIS”) on October 5, 2007. On May 9, 2008, the Project Operator, De Beers, advised the MVEIRB that the filing of the EIS will be deferred to the fall 2008. In view of the proposed feasibility study, the results of which are expected to impact on the final project description, the Project Operator, De Beers Canada, has advised the Mackenzie Valley Environmental Impact Review Board that submission of the Gahcho Kué Environmental Impact Statement will be further deferred pending the completion of an updated project description. No fixed date has been set for completion of the project description.

Other Exploration

In 2005, the Gahcho Kué Project retained four leases for the development of the Gahcho Kué Project; the Company has retained five leases for future exploration; and 21 leases were transferred to GGL Diamond Corp., an unrelated third party, in exchange for a 1.5% royalty.

The Kelvin and Faraday kimberlite bodies (located approximately 9km and 12km, respectively, from the Gahcho Kué Project) were discovered in 1999-2000. The Kelvin and Faraday bodies are small blows along a dyke system. No further evaluation of the Kelvin and Faraday kimberlites has taken place since 2004.

MOUNTAIN PROVINCE DIAMONDS INC.  7

RESULTS OF OPERATIONS

Selected Annual Information

	2009	2008	2007
Interest income	$36,782	$62,155	$23,940
Expenses	(1,797,168)	(1,194,210)	(1,361,937)
Write-down of long-term investments	–	–	(480,000)
Gain on sale of long-term investments	–	1,075,420	–
Share of loss of Camphor Ventures	–	–	(143,266)
Net loss for the year before tax recovery	(1,760,386)	(56,635)	(1,961,263)
Net income (loss) for the year (after tax recovery)	(1,537,590)	165,531	(1,961,263)
Basic and diluted earnings (loss) earnings per share	(0.03)	0.00	(0.04)
Cash flow used in operations	(1,141,890)	(1,229,541)	(978,526)
Cash and cash equivalents, end of period	65,410	144,750	179,970
Total assets	65,559,505	66,764,167	41,615,827
Future income tax liability	5,586,567	5,909,363	Nil
Dividends declared	Nil	Nil	Nil

Year ended March 31, 2009

The Company’s net loss for the year ended March 31, 2009 was $1,537,590, or $0.03 per share, compared with a net income of $165,531 for the year ended March 31, 2008. Before the Company’s tax recovery of $222,796 (2008 - $222,166), the net loss was $1,760,386 (2008 - $56,635) for the year ended March 31, 2009.

The net loss for the year ended March 31, 2009 includes stock-based compensation expense of $574,200 compared to no stock-based compensation expense for the year ended March 31, 2008. The options were granted in November 2008, and each vested immediately, and was granted for a five-year term. The net income for the year ended March 31, 2008 includes the Company’s gain on sale of its 4,000,000 common shares of Northern Lion of $1,075,420. Without the gain on sale for the year ended March 31, 2008, the Company had a net loss for the year (before tax recovery) of $1,132,055, or $0.02 per share.

Operating expenses, excluding stock-based compensation, totaled $1,222,968 for the year ended March 31, 2009 compared to $1,194,210 for the prior year. The largest component of these operating expenses was consulting fees, which were $639,987 for the year ended March 31, 2009 compared to $474,704 for the prior year. Consulting fees primarily relate to technical consulting and the fees paid to management, as well as other corporate consulting.

8  ANNUAL REPORT 2009

Summary of Quarterly Results

2009 Fiscal Year
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	March 31,	December 31,	September 30,	June 30,
	2009	2008	2008	2008
Interest income	$2,755	$10,419	$9,698	$13,910
Expenses	(176,068)	(825,189)	(361,603)	(434,308)
Net (loss) before tax recovery	(173,313)	(814,770)	(351,905)	(420,398)
Net (loss) income after tax recovery	49,483	(814,770)	(351,905)	(420,398)
Net income (loss) per share (basic)	0.00	(0.01)	(0.01)	(0.01)
Cash flow used in operations	(212,157)	(86,988)	(557,725)	(285,020)
Cash and cash equivalents, end of period	65,410	18,122	33,886	127,178
Assets	65,559,505	65,750,069	65,958,444	66,596,055
Future income tax liabilities	5,686,567	5,909,363	5,909,363	5,909,363
Dividends	Nil	Nil	Nil	Nil

2008 Fiscal Year
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	March 31,	December 31,	September 30,	June 30,
	2008	2007	2007	2007
Interest income	$13,754	$18,787	$25,986	$3,628
Expenses	(219,038)	(335,905)	(328,319)	(310,948)
Gain on sale of long-term investments	–	–	1,075,420	–
Net (loss) income before tax recovery	(205,284)	(317,118)	773,087	(307,320)
Net (loss) income after tax recovery	16,882	(317,118)	773,087	(307,320)
Net loss per share (basic)	0.00	(0.01)	0.01	(0.01)
Cash flow used in operations	(34,628)	(321,138)	(330,561)	(543,214)
Cash and cash equivalents, end of period	144,750	1,682,329	1,993,082	298,058
Assets	66,764,167	75,271,686	75,597,578	75,785,466
Future income tax liabilities	5,909,363	14,523,254	14,523,254	14,523,254
Dividends	Nil	Nil	Nil	Nil

Three Months Ended March 31, 2009

The Company’s net loss before tax recovery during the three months ended March 31, 2009 was $173,313, compared with a net loss of $205,284 for the three months ended March 31, 2008.

Operating expenses were $176,068 for the quarter compared to $219,038 for the comparative quarter of the prior year. The decrease is attributed primarily to reduced administration costs for the quarter in consulting and other administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company’s capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $206,261 at March 31, 2009 ($1,566,949 as at March 31, 2008), and cash and short-term investment of $297,346 ($1,582,127 at March 31, 2008). The short-term investment is a guaranteed investment certificate held with a major Canadian financial institution, and the Company considers there to be no risk associated with the bank’s creditworthiness.

The Company had no long-term debt at either March 31, 2009 or March 31, 2008. The Company does not currently incur any direct costs in connection with the Gahcho Kué Project as these costs are currently being funded by De Beers Canada without recourse to the Company.

MOUNTAIN PROVINCE DIAMONDS INC.  9

Since the end of the Company’s quarter ended June 30, 2008, global economic conditions and financial markets have experienced significant weakness and volatility. Until this period of weakness and unpredictability subsides, there is increased risk that the Company will be unable to obtain additional financing. In the meanwhile, the Company will continue to exercise prudent management of available and future capital.

The Company has incurred losses in the year ended March 31, 2009 amounting to $1,537,590, incurred negative cash flows from operations of $1,141,890, and will require additional sources of financing to complete its future business plans. At March 31, 2009, the Company had approximately $300,000 of cash on hand and short-term investment. Subsequent to March 31, 2009, certain directors and officers exercised 165,365 outstanding options for total proceeds of $208,360 in order to provide additional liquidity to the Company for near-term requirements. The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as further possible exercises of outstanding options by directors and officers. However, there is no certainty that the Company will be able to obtain financing from any of those sources. As a result, there is substantial doubt as to the Company’s ability to continue as a going concern. (see Subsequent Events information below).

There can be no assurance of continued access to financing, including new equity capital, in the future, and an inability to secure such financing may require the Company to substantially curtail and defer its planned operations, and impact on the Company’s ability to continue as a going concern. The Company’s consolidated annual financial statements are prepared on a going concern basis. Readers are advised to review the Company’s going concern references in Note 1 to the March 31, 2009 year-end audited consolidated financial statements.

During the year, the Company received $34,502 by issuing 61,500 shares upon the exercise of stock options. During the year ended March 31, 2008, the Company received $141,048 by issuing 147,350 shares upon the exercise of various stock options.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The Company reviews its interest in the Gahcho Kué Project for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the balance sheet for the Company’s interest in the Gahcho Kué Project represent the Company’s assumption that the amounts are recoverable. Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known. The Company’s assessment is that as at March 31, 2009, there has been no impairment in the carrying value of its mineral properties.

The Company expenses all stock-based payments using the fair value method. Under the fair value method and option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options. Such estimates affect the fair value determined by the option pricing model.

10  ANNUAL REPORT 2009

CHANGES IN ACCOUNTING POLICIES

The Company adopted the following new accounting standards under Canadian GAAP for interim and annual financial statements effective April 1, 2008.
(a)	Capital Disclosures

New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital, and how it is managed and requires the following disclosures:

(i) qualitative information about the entity’s objectives, policies and processes for managing capital;
(ii) summary quantitative data about what it manages as capital;
(iii) whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv) when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

The Company has included disclosures recommended by the new Handbook Section in Note 8 to the consolidated financial statements for the year ended March 31, 2009.

There is no impact on the Company’s financial statements from the adoption of this standard as it affects only disclosure requirements discussed in Note 9 to the financial statements.

(b)	Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”, replace existing Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments for the entity’s financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks.

The Company has included disclosures recommended by the new Handbook Sections in Note 4 to the consolidated financial statement for the year ended March 31, 2009.

(c)	Inventories

New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard does not impact the Company’s consolidated financial statements.

(d)	Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee issued Abstract EIC-174 effective immediately. In this Abstract, the Committee reached a consensus that an enterprise that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Adoption of this section did not have a material impact on the Company’s consolidated financial statements.

(e)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Company adopted Emerging Issues Committee (“EIC”) Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC-173”), effective immediately. EIC-173 requires the Company to consider the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. Adoption of this Abstract did not have a material impact on the Company’s consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.  11

FUTURE ACCOUNTING POLICY CHANGES
(a)	Goodwill and Intangible Assets

For interim and annual financial statements relating to its fiscal year commencing April 1, 2009, the Company will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company has not yet determined the effect if any that the adoption of this new standard will have on its consolidated financial statements.

(b)	Business Combinations, Consolidated Financial Statements, and Non-Controlling Interests

For interim and annual financial statements relating to its fiscal year commencing April 1, 2011, the Company will be required to adopt new CICA Accounting Handbook Sections 1582, “Business Combinations” (replacing Section 1581 “Business Combinations”), Section 1601 “Consolidated Financial Statements”, and Section 1602 “Non-Controlling Interests”.

Section 1582, “Business Combinations”, establishes standards for the accounting of a business combination for which the acquisition date is after the Company’s fiscal year ended March 31, 2011.

Section 1601, “Consolidated Financial Statements”, with the new Section 1602, replaces the former Section 1600, “Consolidated Financial Statements”, and establishes standards for the preparation of consolidated financial statements.

Section 1602, “Non-Controlling Interests”, establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

Like Section 1582, both Sections 1601 and 1602 apply to the Company’s interim and annual financial statements relating to the Company’s fiscal year commencing April 1, 2011. Sections 1601 and 1602 permit early adoption.

The Company has not yet determined the effect if any that the adoption of these new standards will have on its consolidated financial statements.

(c)	International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada’s own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The convergence from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of its fiscal year ended March 31, 2012, when the Company will prepare both the current and comparative financial information using IFRS. The Company has begun assessing the adoption of IFRS for its year ended March 31, 2012, and the identification of the new standards and their impact on financial reporting. At this time, the Company has not determined the impact of the transition to IFRS.

12  ANNUAL REPORT 2009

OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

Risks

Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

  results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;

  mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;

  the potential for delays in exploration activities or the completion of feasibility studies;

  risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;

  risks related to commodity price fluctuations;

  the uncertainty of profitability based upon the Company’s history of losses;

  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms, particularly given recent volatility in the global financial markets;

  risks related to environmental regulation and liability;

  political and regulatory risks associated with mining and exploration; and

  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

As well, there can be no assurance that any funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Contractual Obligations

The Company has consulting agreements with the President and CEO, Patrick Evans, and the Chief Financial Officer and Corporate Secretary, Jennifer Dawson, for their services in these capacities.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the American Stock Exchange under the symbol MDM. On March 31, 2009, there were 59,932,381 shares issued and 1,300,000 stock options outstanding expiring at various times between October 1, 2009 and November 23, 2013.

As at July 23, 2009, there are 60,097,746 shares issued and 1,134,635 stock options outstanding expiring at various times between October 1, 2009 and November 23, 2013. There are an unlimited number of common shares without par value authorized to be issued by the Company.

MOUNTAIN PROVINCE DIAMONDS INC.  13

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Company has evaluated the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2009 as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of March 31, 2009, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under National Instrument 52-109) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal Control Over Financial Reporting

The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining the Company’s internal controls over financial reporting. Management has conducted an evaluation of internal controls over financial reporting based on the framework established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were effective as at March 31, 2009 with no change during the year that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

OUTLOOK

During fiscal 2010, the Company plans to continue the development and permitting of the Gahcho Kué Project in conjunction with its partner, De Beers Canada. Specifically, the Company and De Beers Canada are currently considering a proposal for a definitive feasibility study to be done for the Gahcho Kué Project.

With approximately $300,000 of cash on hand and short-term investment as at March 31, 2009, the Company has sufficient capital to finance its operations to approximately June 30, 2009, after which it will be required to raise capital to continue future operations. The Company is currently investigating various sources of additional liquidity to increase the cash balances required to operate over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt. There is no certainty that the Company will be able to obtain financing from any of those sources. Subsequent to March 31, 2009, certain directors and officers have exercised 165,365 outstanding options for total proceeds of $208,360 in order to provide additional liquidity to the Company. Certain directors and officers have indicated, but not committed, that they would be willing to exercise additional outstanding stock options if necessary.

SUBSEQUENT EVENTS

As described under “Overall Performance”, on July 3, 2009, the Company entered into a revised and restated joint venture agreement (the “2009 Agreement”) with De Beers Canada (jointly, the “Participants”) with respect to the Gahcho Kué Project that replaces the previous agreement (the “2002 Agreement”) entered into by the Participants.

Also, on July 14, 2009, the Company announced the arrangement of a non-brokered private placement of up to 3 million Units at a price of $1.50 (US$1.30) per Unit. If fully subscribed, the private placement will raise proceeds of $4.5 million.

Each Unit is comprised of one common share and one-half of a common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share at an exercise price of $2.00 (US$1.73) within 18 months from closing. Closing is expected on or before July 31, 2009.

Net proceeds from the offering will be used to support the development of the Gahcho Kué diamond project, and for general corporate purposes.

14  ANNUAL REPORT 2009

ADDITIONAL INFORMATION

Additional disclosures relating to the Company is available on the Internet at the SEDAR website at www.sedar.com, and on the Company’s website at www.mountainprovince.com.

FORWARD-LOOKING STATEMENTS

Some statements contained in this MD&A are forward-looking and reflect our expectations regarding the future performance, business prospects and opportunities of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate”, “believe”, “estimate”, “expect” and similar expressions. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. Forward-looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward-looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward-looking statements. The Company disclaims any obligation to update forward-looking statements.

On behalf of the Board of Directors,
/s/ Patrick Evans
Patrick Evans
President & CEO

July 24, 2009

MOUNTAIN PROVINCE DIAMONDS INC.  15

MOUNTAIN PROVINCE DIAMONDS INC.
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007
 (Amended – See Explanatory Note)

EXPLANATORY NOTE

These audited consolidated financial statements have been amended to include subsequent events material to the Company to July 23, 2009. The audited consolidated financial statements for the Company for the year ending March 31, 2009, filed in the United States, inadvertently did not include the signature of the Company’s auditors, KPMG LLP in the audit report related to Internal Controls over Financial Reporting, necessitating that the Company re-file its financial statements in the United States. These audited consolidated financial statements for the Company for the year ended March 31, 2009 are also being re-filed to include the subsequent event disclosures which have been included in the consolidated financial statements re-filed in the United States.

16 ANNUAL REPORT 2009

MOUNTAIN PROVINCE DIAMONDS INC.
REPORT OF MANAGEMENT

The accompanying consolidated financial statements are the responsibility of management. These statements have been prepared in accordance with generally accepted accounting principles in Canada, and reflect management’s best estimates and judgments based on currently available information.

Management has developed and maintains systems of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information and the safeguarding of assets.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities through the Audit Committee of three independent directors which meets with management and the auditors during the year, to review reporting and control issues and to satisfy itself that each party has properly discharged its responsibilities. The Committee reviews the financial statements before they are presented to the Board of Directors for approval and considers the independence of the auditors.

The consolidated financial statements have been audited by KPMG LLP, an independent firm of chartered accountants appointed by the shareholders at the Company’s last annual meeting. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Patrick C. Evans	Jennifer M. Dawson
President and	Chief Financial Officer and
Chief Executive Officer	Corporate Secretary

July 24, 2009

MOUNTAIN PROVINCE DIAMONDS INC. 17

MOUNTAIN PROVINCE DIAMONDS INC.
AUDITORS’ REPORT

To the Shareholders of Mountain Province Diamonds Inc.

We have audited the consolidated balance sheets of Mountain Province Diamonds Inc. as at March 31, 2009 and 2008 and the consolidated statements of operations and deficit, comprehensive income, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended March 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2009 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
June 25, 2009, except as to Notes 6 and 10 which are as of July 14, 2009

18 ANNUAL REPORT 2009

MOUNTAIN PROVINCE DIAMONDS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
March 31, 2009 and 2008
	2009	2008

ASSETS
Current assets
Cash	$65,410	$144,750
Short-term investment (Note 4)	231,936	1,437,377
Marketable securities (Note 3)	5,958	37,569
Amounts receivable	37,419	103,399
Advances and prepaid expenses	57,249	56,932

	397,972	1,780,027

Interest in Gahcho Kué Project (Note 6)	65,161,533	64,984,140

Total assets	$65,559,505	$66,764,167

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$191,711	213,078

Long-term liabilities
Future income tax liabilities (Note 8)	5,686,567	5,909,363

Shareholders’ equity:
Share capital (Note 7)	85,870,841	85,581,729
Contributed surplus (Note 7)	1,264,800	945,210
Deficit	(27,455,740)	(25,918,150)
Accumulated other comprehensive (loss) income	1,326	32,937

Total shareholders’ equity	59,681,227	60,641,726

Total liabilities and shareholders’ equity	$65,559,505	$66,764,167

See accompanying notes to consolidated financial statements

Nature of operations (Note 1)
Going concern (Note 1)
Subsequent events (Notes 6 and 10)

On behalf of the Board of Directors:

Jonathan Comerford	Patrick Evans
Director	Director

MOUNTAIN PROVINCE DIAMONDS INC. 19

MOUNTAIN PROVINCE DIAMONDS INC.
CONSOLIDATED STATEMENTS OF
OPERATIONS AND DEFICIT
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

	2009	2008	2007

Expenses:
Amortization	$–	$(14,239)	$(1,675)
Consulting fees	(639,987)	(474,704)	(476,754)
Interest and bank charges	(2,355)	(4,605)	(1,200)
Office and administration	(71,887)	(115,079)	(80,998)
Professional fees	(185,011)	(202,245)	(198,628)
Promotion and investor relations	(82,816)	(86,380)	(124,467)
Salary and benefits	(46,371)	(129,291)	(56,101)
Stock-based compensation (Note 7)	(574,200)	–	(186,321)
Transfer agent and regulatory fees	(115,856)	(106,343)	(190,121)
Travel	(78,685)	(61,324)	(45,672)

Net loss for the period before the undernoted	(1,797,168)	(1,194,210)	(1,361,937)

Other earnings (expenses):
Interest income	36,782	62,155	23,940
Write-down of long-term investment	–	–	(480,000)
Gain on sale of long-term investment	–	1,075,420	–
Share of loss of Camphor Ventures	–	–	(143,266)

	36,782	1,137,575	(599,326)

Net loss for the year before tax recovery	(1,760,386)	(56,635)	(1,961,263)

Future income tax recovery (Note 8)	222,796	222,166	–
Net (loss) income for the year	(1,537,590)	165,531	(1,961,263)

Deficit, beginning of year	(25,918,150)	(26,083,681)	(24,122,418)

Deficit, end of year	$(27,455,740)	$(25,918,150)	$(26,083,681)

Basic and diluted (loss) earnings per share	$(0.03)	$0.00	$(0.04)
Weighted average number of shares outstanding	59,929,348	59,674,830	55,092,966

See accompanying notes to consolidated financial statements

20 ANNUAL REPORT 2009

MOUNTAIN PROVINCE DIAMONDS INC.
CONSOLIDATED STATEMENT OF
COMPREHENSIVE INCOME
(Expressed in Canadian dollars)
	2009	2008	2007

Net (loss) income for the year	$(1,537,590)	$165,531	$(1,961,263)

Other comprehensive (loss) income
Unrealized loss on marketable securities	(31,611)	(14,239)	–
Increase in value of long-term investment	–	795,420	–
Recycling of gain on sale of
long-term investment	–	(1,075,420)	–
Recycling on opening unrealized gain on
long-term investment	–	280,000	–

Comprehensive (Loss) Income	$(1,569,201)	$151,292	$(1,961,263)

MOUNTAIN PROVINCE DIAMONDS INC.
CONSOLIDATED STATEMENT OF ACCUMULATED
OTHER COMPREHENSIVE INCOME
(Expressed in Canadian dollars)

	2009	2008	2007

Balance, beginning of year	$32,937	$–	$–

Adjustment at beginning of period due to change in accounting for available-for-sale assets
- marketable securities	–	47,176	–
- long-term investment	–	280,000	–
Change in fair value of available-for-sale
assets
- marketable securities	(31,611)	(14,239)	–
- long-term investment	–	795,420	–
Recycling of gain on sale of long-term investment through other comprehensive income	–	(1,075,420)	–

Balance, end of year	$1,326	$32,937	$–

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC. 21

MOUNTAIN PROVINCE DIAMONDS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007
	2009	2008	2007

Cash provided by (used in):
Operating activities:
Net income (loss) for the year	$(1,537,590)	$165,531	$(1,961,263)
Items not involving cash:
Future income tax recovery	(222,796)	(222,166)	–
Amortization	–	14,239	1,675
Stock-based compensation (Note 7)	574,200	–	186,321
Write-down of long-term investment	–	–	480,000
Gain on sale of long-term investment	–	(1,075,420)	–
Share of loss of Camphor Ventures	–	–	143,266

Changes in non cash operating working capital
Amounts receivable	65,980	139,668	(60,850)
Advances and prepaid expenses	(317)	(45,672)	(5,208)
Accounts payable and accrued liabilities	(21,367)	(205,721)	237,533

	(1,141,890)	(1,229,541)	(978,526)

Investing activities:
Deferred exploration costs	(177,393)	(13,496)	(88,722)
Divestment/(investment) in
short-term investment	1,205,441	(912,377)	(275,000)
Purchase of equipment	–	–	(5,929)
Proceeds from sale of investment	–	1,995,420	–
Acquisition of Camphor Ventures,
net of cash acquired	–	(16,274)	(205,755)

	1,028,048	1,053,273	(575,406)

Financing activities:
Shares issued for cash	34,502	141,048	888,450

Increase (decrease) in cash and cash equivalents	(79,340)	(35,220)	(665,482)
Cash, beginning of year	144,750	179,970	845,452
Cash, end of year	$65,410	$144,750	$179,970

See accompanying notes to consolidated financial statements

22 ANNUAL REPORT 2009

MOUNTAIN PROVINCE DIAMONDS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007
1.	Nature of operations and Going Concern:

The Company is in the process of developing and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 6), and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown as “Interest In Gahcho Kué Project” is dependent upon the ability of the Company and/or its mineral property partner to discover economically recoverable reserves, successful permitting and development, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover economically recoverable reserves will require the Company to write off costs capitalized to date.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

The Company has incurred losses in the year ended March 31, 2009 amounting to $1,537,590, incurred negative cash flows from operations of $1,141,890, and will require additional sources of financing to complete its future business plans. At March 31, 2009, the Company had approximately $300,000 of cash on hand and short-term investment. Subsequent to March 31, 2009, certain directors and officers exercised 165,365 outstanding options for total proceeds of $208,360 in order to provide additional liquidity to the Company for near-term requirements. The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as further possible exercises of outstanding options by directors and officers. However, there is no certainty that the Company will be able to obtain financing from any of those sources. As a result, there is substantial doubt as to the Company’s ability to continue as a going concern. (See Note 10).

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.	Significant Accounting Policies and Future Accounting Policy Changes:

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

(a) Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany amounts and transactions have been eliminated on consolidation.

(b) Cash and short-term investment:

Cash consists of balances with banks and highly liquid short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less when acquired. Short-term investment is an investment with an original maturity of greater than three months when acquired (see Note 4).

MOUNTAIN PROVINCE DIAMONDS INC. 23

(c)	Marketable securities:

Marketable securities are considered to be available-for-sale securities and are carried at fair market value for the years ended March 31, 2009 and 2008. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss. Prior to the adoption of CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”, the Company carried marketable securities at the lower of cost and quoted fair market value. The changes in fair market value are recorded as Other Comprehensive Income/Loss.

(d)	Interest In Gahcho Kué Project:

The Company considers the Gahcho Kué Project to be an investment in mineral properties, in accordance with CICA Handbook Section 3061, “Property, Plant and Equipment”, and additional Canadian accounting pronouncements and guidance.

Specifically, direct property acquisition costs, advance royalties, holding costs, field exploration, valuation work, and field supervisory costs to the extent they are incurred by the Company are deferred until the property is brought into production, at which time, the deferred costs will be amortized on a unit-of-production basis, or until the property is abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. The recovery of costs of mining claims and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company and its partner De Beers Canada Inc. to obtain the necessary financing to complete development, and future profitable production or proceeds from disposition of the property.

The Emerging Issues Committee of the CICA issued EIC-174 – “Mining Exploration Costs” which interprets how Accounting Guideline No. 11 entitled “Enterprises in the Development Stage” (“AcG-11”) affects mining companies with respect to the deferral of exploration costs. EIC-174 refers to CICA Handbook Section 3061. “Property, Plant and Equipment”, paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-174 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.

EIC-174 also sets forth the Committee’s consensus that a mining enterprise in the development stage is required to test the carrying value of a property for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. EIC-174 and AcG-11 then provide additional guidance as to the need for an assessment to determine whether a write-down is required. With respect to impairment of capitalized exploration costs, EIC-174 sets forth the Committee’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook sections relating to long-lived assets in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required. Any resulting write-downs are to be charged to the statement of operations.

The Company considers that costs in the nature of exploration costs incurred with respect to its investment in the Gahcho Kué Project have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-174, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

The Company’s Interest in Gahcho Kué Project is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the Interest may not be recoverable. The net recoverable amount is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.

24 ANNUAL REPORT 2009

(e)	Equipment:

Equipment is initially recorded at cost and amortized over their estimated useful lives on the declining balance basis at annual rates of 20% for furniture and equipment, and 30% for computers.

(f)	Asset retirement obligations:

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the units-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

As of March 31, 2009 and 2008, the Company has determined that it does not have material obligations for asset retirement obligations.

(g)	Stock-based compensation:

The Company applies the fair value method for stock-based compensation and expenses the fair value of all stock options awarded, calculated using the Black-Scholes option pricing model, over the vesting period. Direct awards of stock are expensed based on the market price of the shares at the time of the granting of the award.

(h)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(i)	(Loss) earnings per share:

Basic (loss) earnings per share is calculated by dividing the (loss) earnings attributable to common shareholders by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued. The treasury stock method assumes that the proceeds received on exercise of stock options is used to repurchase common shares at the average market value for the period.

(j)	Foreign currency translation:

The functional currency of the Company and its subsidiaries is considered to be the Canadian dollar. Foreign currency transactions entered into by the Company and financial statements of integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities denominated in a currency other than the Canadian dollar are translated at rates of exchange in effect at the balance sheet date, non-monetary assets and liabilities are translated at historic rates of exchange, and statement of operations items are translated at the average exchange rates prevailing during the year. Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in the statement of operations.

MOUNTAIN PROVINCE DIAMONDS INC. 25

(k)	Financial instruments:

The fair values of the Company’s cash, short-term investment, amounts receivable, advances and accounts payable and accrued liabilities approximate their carrying values because of the immediate or short-term to maturity of these financial instruments. The fair value of marketable securities and long-term investments is disclosed in Note 3.

(l)	Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration, the assumptions used in determining the fair value of stock-based compensation, and the calculations of future income tax assets.

Actual results could materially differ from these estimates.

Newly Adopted Accounting Standards

Effective April 1, 2008 and during the year ended March 31, 2009, the Company adopted the following new accounting standards under Canadian GAAP for interim and annual financial statements:
(m)	Capital Disclosures

New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital, and how it is managed and requires the following disclosures:

(i) qualitative information about the entity’s objectives, policies and processes for managing capital;
(ii) summary quantitative data about what it manages as capital;
(iii) whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv) when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

The Company has included disclosures recommended by the new Handbook Section in Note 9 to the consolidated financial statements for the year ended March 31, 2009.

(n)	Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”, replace existing Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments for the entity’s financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook Sections in Note 4 to the consolidated financial statement for the year ended March 31, 2009.

(o)	Inventories

New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

(p)	Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee issued Abstract EIC-174 effective immediately. In this Abstract, the Committee reached a consensus that an enterprise that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Adoption of this section did not have a material impact on the Company’s consolidated financial statements.

26 ANNUAL REPORT 2009

(q)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Company adopted Emerging Issues Committee (“EIC”) Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC-173”), effective immediately. EIC-173 requires the Company to consider the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. Adoption of this Abstract did not have a material impact on the Company’s consolidated financial statements.

Future Accounting Policy Changes:
(r)	Goodwill and Intangible Assets

For interim and annual financial statements relating to its fiscal year commencing April 1, 2009, the Company will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company has not yet determined the effect if any that the adoption of this new standard will have on its consolidated financial statements.

(s)	Business Combinations, Consolidated Financial Statements, and Non-Controlling Interests

For interim and annual financial statements relating to its fiscal year commencing April 1, 2011, the Company will be required to adopt new CICA Accounting Handbook Sections 1582, “Business Combinations” (replacing Section 1581 “Business Combinations”), Section 1601 “Consolidated Financial Statements”, and Section 1602 “Non-Controlling Interests”.

Section 1582, “Business Combinations”, establishes standards for the accounting of a business combination for which the acquisition date is after the Company’s fiscal year ended March 31, 2011.

Section 1601, “Consolidated Financial Statements”, with the new Section 1602, replaces the former Section 1600, “Consolidated Financial Statements”, and establishes standards for the preparation of consolidated financial statements.

Section 1602, “Non-Controlling Interests”, establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

Like Section 1582, both Sections 1601 and 1602 apply to the Company’s interim and annual financial statements relating to the Company’s fiscal year commencing April 1, 2011. Sections 1601 and 1602 permit early adoption.

The Company has not yet determined the effect if any that the adoption of these new standards will have on its consolidated financial statements.

(t)	International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada’s own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The convergence from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS. The Company has begun assessing the adoption of IRFS for its year ended March 31, 2012, and the identification of the new standards and their impact on financial reporting. At this time, the Company has not determined the impact of the transition to IFRS.

MOUNTAIN PROVINCE DIAMONDS INC. 27

3.	Marketable Securities:

The quoted market value of remaining marketable securities at March 31, 2009 was $5,958 (March 31, 2008 - $37,569). The original cost of these marketable securities at March 31, 2009 was $4,632 (March 31, 2008 - $4,632).

The Company has assessed the risk associated with its available-for-sale securities to include market risk, since the market value of the available-for-sale securities is subject to fluctuations.

4.	Financial Instruments:

Financial Assets and Liabilities

Information regarding the Company’s financial assets and liabilities is summarized as follows:
		March 31, 2009		March 31, 2008
	Fair Value	Carrying Value	Fair Value	Carrying Value

Held-for-trading
Cash	$65,410	$65,410	$144,750	$144,750
Short-term investment	231,936	231,936	1,437,377	1,437,377

	$297,346	$297,346	$1,582,127	$1,582,127

Available-for-sale
Marketable securities	$5,958	$5,958	$37,569	$37,569

Loans and receivables
Amounts receivable	$37,419	$37,419	$103,399	$103,399

Other liabilities
Accounts payable and accrued
liabilities	$191,711	$191,711	$213,078	$213,078

The short-term investment at March 31, 2009 is a cashable guaranteed investment certificate (“GIC”) held with a major Canadian financial institution with a maturity of October 6, 2009. The GIC held at March 31, 2009 is carried at fair market value. Given the GIC’s low risk and the ability to cash it at any time, the fair market value recorded is estimated to be reasonably approximated by the amount of cost plus accrued interest. There is no restriction on the use of the short-term investment. The balance of interest income recognized in the Company’s financial statements represents interest income from all other sources.

The fair values of the amounts receivable and accounts payable and accrued liabilities are considered to be the same as their carrying values.

28 ANNUAL REPORT 2009

Financial Instrument Risk Exposure

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:
March 31, 2009

Amounts receivable
Currently due	$5,364
Past due by 90 days or less, not impaired	–
Past due by greater than 90 days, not impaired	32,055

$37,419

Cash	65,410
Short-term investments	231,936

$297,346

All of the Company’s cash and short-term investment are held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. The short-term investment is cashable in whole or in part with interest at any time to maturity. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to receivables. The Company considers the risk of loss to be remote and significantly mitigated due to the financial strength of the party from whom the receivables are due – the Canadian government for goods and services tax refunds receivable in the amount of $37,419.

The Company’s current policy is to invest excess cash in Canadian bank guaranteed notes. It periodically monitors the investments it makes and is satisfied with the credit ratings of its bank.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company is not currently required to fund the exploration and development work of the Gahcho Kué Project (see Note 6). The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in Note 9. The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities, all of which are due within the next 12 month period. Other than minimal office space rental commitments, there are no other capital or operating lease commitments.

As identified in Note 1, the Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

The Company has incurred losses and negative cash flows from operations of $1,537,590 and $1,141,890 respectively in the year ended March 31, 2009. With approximately $300,000 of cash and short-term investment at March 31, 2009, the Company has sufficient capital to finance its operations until approximately June 30, 2009, after which it will be required to obtain additional sources of financing to complete its future business plans (see Note 1).

MOUNTAIN PROVINCE DIAMONDS INC. 29

Market Risk

The Company’s marketable securities are classified as available-for-sale, and are subject to changes in the market. They are recorded at fair value in the Company’s financial statements, based on the closing market value at the end of the period for each security included. The original cost of the marketable securities is $4,632. The Company’s exposure to market risk is not considered to be material.

Foreign Currency Risk

The Company is exposed to foreign currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:
March 31, 2009

Cash	$7,507
Amounts receivable	–
Accounts payable and accrued liabilities	(40,962)

Net exposure	$(33,455)

Based on the above net exposure at March 31, 2009, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $3,350 increase or decrease respectively in both net and comprehensive loss. The Company currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its operations are located in Canada. Accordingly, the Company has not employed any currency hedging programs during the current period.

Interest Rate Risk

The Company has no significant exposure at March 31, 2009 to interest rate risk through its financial instruments. The short-term investment is at a fixed rate of interest that does not fluctuate during the remaining term. The Company has no interest-bearing debt.
5.	Investment in Camphor Ventures Inc.:

During the year ending March 31, 2008, the Company acquired 9,884,915 common shares of Camphor Ventures Inc. (“Camphor”), representing approximately 66% of the issued and outstanding common shares of Camphor that the Company did not already own, and bringing the Company’s holdings in Camphor to 100%, and the Company’s interest in the Gahcho Kué Project to 49%, with De Beers Canada holding a 51% interest. A total of 4,052,816 Mountain Province shares were issued in exchange for the Camphor shares. The Company has valued the common shares issued in this transaction based on the market price of the Company’s shares on the various dates the consideration was exchanged.

In addition to the issuance of common shares, the Company took up the 485,000 stock options of Camphor, and exchanged them for 198,850 stock options of the Company. These replacement stock options were valued at their estimated fair market value using the Black-Scholes model with the following assumptions: dividend yield of 0%; expected volatilities of 34% to 64%; risk-free interest rate of 4.64% and expected lives between 2.83 and 10.33 months.
The allocation of the purchase price is summarized in the table below.

Purchase price:
4,052,816 Common shares issued in exchange for 9,884,915 Camphor common shares outstanding (net of 4,992,750 shares in Camphor held
by the Company)	$18,330,842
Value of replacement options issued	774,340
Transaction costs	233,879
Camphor shares previously owned by the Company	7,313,992

$26,653,053

Purchase price allocation
Net assets	$384,262
Mineral properties	32,400,320
Future income taxes	(6,131,529)

$26,653,053

30 ANNUAL REPORT 2009

6.	Interest in Gahcho Kué Project:
	2009	2008
Opening balance	$64,984,140	$32,570,324
Mineral Acquisition Properties – Camphor acquisition	–	32,400,320
Technical consulting	164,638	–
Mining lease costs	12,755	13,496
	$65,161,533	$64,984,140

The Company holds a 49% interest in the Gahcho Kué Project located in the District of Mackenzie, Northwest Territories, Canada, and De Beers Canada Inc. (“De Beers Canada”) holds the remaining 51% interest. De Beers Canada may under certain circumstances earn up to a 60% interest in the Gahcho Kué Project.

De Beers Canada has agreed to carry all costs incurred by the Project, and has undertaken to support the proper and timely exploration and development of the Gahcho Kué Project. Key decisions are made by vote (via a Management Committee consisting of two members each from De Beers Canada (such members representing 51% of the vote) and the Company (such members representing 49% of the vote)).

Once a desktop study shows that an internal rate of return of 15% can be achieved, De Beers Canada is to proceed with a definitive feasibility study. If they do not proceed with the definitive feasibility study, De Beers Canada’s interest will be reduced to a 30% participating interest.

If called upon to fully fund the definitive feasibility study, De Beers Canada’s interest in the Project will increase to 55% on completion of the study. If called upon to fully fund the capital for construction of a mine, De Beers Canada’s interest in the Project will increase to 60% on the commencement of commercial production.

Under the agreement with De Beers Canada in effect at March 31, 2009, the Company is not responsible for funding the Project and De Beers Canada has no recourse to the Company for repayment of funds until, and unless, the Project is built, in production, and generating net cash flows.

On July 3, 2009, the Company entered into a revised and restated joint venture agreement (the “2009 Agreement”) with De Beers Canada (jointly, the “Participants”) with respect to the Gahcho Kué Project that replaces the previous agreement (the “2002 Agreement”) entered into by the Participants. Under the 2009 Agreement:
1.

The Participants' continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with Mountain Province's interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

2.	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
3.	Each Participant will contribute their proportionate share to the future project development costs;
4.	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
5.	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
6.

Mountain Province will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company's share of the agreed historic sunk costs on the following schedule:

$200,000 on execution of the 2009 Agreement (Mountain Province's contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement);
Up to $5.1 million in respect of De Beers Canada's share of the costs of a feasibility study to be commissioned as soon as possible;
$10 million upon the earlier of the completion of a feasibility study with a 15% IRR and/or a decision to build;
$10 million following the issuance of the construction and operating permits;
$10 million following the commencement of commercial production; and
The balance within 18 months following commencement of commercial production;

Mountain Province has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the repayments described above.

MOUNTAIN PROVINCE DIAMONDS INC. 31

7.	Share Capital and Contributed Surplus:

	(a)	Authorized:

Unlimited number of common shares without par value

	(b)	Issued and fully paid:
	Number of shares	Amount

Balance, March 31, 2006	53,075,847	$58,253,663
Exercise of stock options	650,000	888,450
Value of stock options exercised	–	46,472
Issuance of shares upon investment
in Camphor Ventures (Note 5)	1,944,868	7,390,498

Balance, March 31, 2007	55,670,715	66,579,083
Exercise of stock options	147,350	141,048
Value of stock options exercised	–	530,756
Issuance of shares upon investment
in Camphor Ventures (Note 5)	4,052,816	18,330,842

Balance, March 31, 2008	59,870,881	85,581,729
Exercise of stock options	61,500	34,502
Value of stock options exercised	–	254,610

Balance, March 31, 2009	59,932,381	$85,870,841
(c)	Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the “Plan”) which was amended on February 1, 1999, and subsequently on September 27, 2002. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan. The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 3,677,300 shares, and as at March 31, 2009, there were 1,327,432 shares available to be issued under the Plan.

The following presents the continuity of stock options outstanding:

		Weighted
	Number of	Average
	Options	Exercise Price

Balance, March 31, 2006	1,060,000	$1.90
Exercised	(650,000)	1.37

Balance, March 31, 2007	410,000	2.73
Granted	198,850	0.92
Exercised	(147,350)	1.05

Balance, March 31, 2008	461,500	2.47
Granted	900,000	1.26
Exercised	(61,500)	0.56

Balance, March 31, 2009	1,300,000	$1.72

The following are the stock options outstanding and exercisable at March 31, 2009.
	Black-		Weighted
Expiry	Scholes	Number of	Average	Exercise
Date	Value	Options	Remaining Life	Price

October 1, 2009	$189,400	200,000	0.50 years	1.96
November 1, 2010	180,100	100,000	1.59 years	2.63
January 30, 2011	321,100	100,000	1.84 years	4.50
November 23, 2013	574,200	900,000	4.65 years	1.26

	$1,264,800	1,300,000	3.56 years

32 ANNUAL REPORT 2009

The fair value of the options granted has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:
Fiscal Year:	2009	2008

Dividend yield	0%	0%
Expected volatility	55.59%	34%-64%
Risk-free interest rate	2.57%	4.64%
Expected lives	5 years	2.83-10.33 months
Weighted average fair value of
options issued	$0.638	$3.58-$4.14
(d)	Contributed surplus:
Amount

Balance, March 31, 2006	$561,777
Value of options issued to Camphor option holders	186,321
Value on exercise of stock options transferred to share capital	(46,472)

Balance, March 31, 2007	701,626
Value of options issued to Camphor option holders	774,340
Value on exercise of stock options transferred to share capital	(530,756)

Balance, March 31, 2008	945,210
Recognition of stock-based compensation expense	574,200
Value on exercise of stock options transferred to share capital	(254,610)

Balance, March 31, 2009	$1,264,800
	(e)	Shareholder Rights Plan:

On August 4, 2006, the Board of Directors of the Company approved a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid.

8.	Income Taxes:

Income tax recovery differs from the amounts that would have been computed by applying the combined federal and provincial tax rates of 26.5% for the years ended March 31, 2009 (2008 - 26.5% and 2007 - 34.25%) to loss before income taxes. The reasons for the differences are primarily as a result of the following:

	2009	2008	2007

Loss before income taxes	$1,760,386	$56,635	$1,961,263

Tax recovery calculated using statutory rates	466,500	15,000	671,700
(Expenses not deductible for taxation)/earnings
not subject to taxation	(152,163)	207,166	(195,000)
Other (return to provision adjustments)	(91,541)	–	–

	222,796	222,166	476,700
Valuation allowance	–	–	(476,700)

	$222,796	$222,166	$–

MOUNTAIN PROVINCE DIAMONDS INC. 33

The components that give rise to future income tax assets and future tax liabilities are as follows:
	2009	2008	2007

Interest in Gahcho Kué Project	$(6,369,281)	$(6,131,529)	$869,900
Loss carry forwards	992,556	872,259	810,200
Equipment	–	–	143,000
Long-term investment	–	–	590,000

	(5,376,725)	(5,259,270)	2,413,100
Valuation allowance	(309,842)	(650,093)	(2,413,100)

Net future income tax asset (liability)	$(5,686,567)	$(5,909,363)	$–

At March 31, 2009, the Company has available losses for income tax purposes totaling approximately $3.8 million, expiring at various times from 2010 to 2029. Of the available losses, $0.9 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available resource tax pools of approximately $41 million, which may be carried forward and utilized to reduce future taxable income. Included in the $41 million of tax pools is $30 million which can only be utilized against taxable income from specific mineral properties.

9.	Capital Management:

The Company considers its capital structure to consist of share capital, contributed surplus and options. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mining interests. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The property in which the Company currently has an interest is in the development and permitting stage; as such the Company is dependent on external equity financing to fund its activities. In order to carry out the planned management of our property and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the year ended March 31, 2009. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

10.	Subsequent Events:

As described in Note 6, on July 3, 2009, the Company entered into a revised and restated joint venture agreement (the “2009 Agreement”) with De Beers Canada (jointly, the “Participants”) with respect to the Gahcho Kué Project that replaces the previous agreement (the “2002 Agreement”) entered into by the Participants.

On July 14, 2009, the Company announced that it would be arranging a non-brokered private placement of up to 3 million Units at a price of $1.50 per Unit. If fully subscribed, the private placement will raise proceeds of $4.5 million. Each Unit is comprised of one common share and one-half of a common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share at an exercise price of $2.00 within 18 months from closing.

34 ANNUAL REPORT 2009

CORPORATE INFORMATION
HEAD OFFICE	OFFICERS AND DIRECTORS

401 Bay Street	Jonathan Comerford, MBA
Suite 2700, P.O. Box 152	Chairman
Toronto, Ontario
M5H 2Y4	Patrick Evans
T: 416-361-3562	President, CEO and Director
F: 416-603-8565
Jennifer Dawson
INVESTOR RELATIONS	CFO and Corporate Secretary

Patrick Evans	D.H.W. Dobson, CA
President and CEO	Director
T: 416-361-3562
F: 416-603-8565	Elizabeth Kirkwood
E: info@mountainprovince.com	Director
www.mountainprovince.com
Peeyush Varshney
REGISTRAR & TRANSFER AGENT	Director

Computershare Investor Services	Carl G. Verley, B.Sc., P.Geo.
100 University Avenue, 9th Floor	Director
Toronto, Ontario
M5J 2Y1	David Whittle, CA
T: 416-263-9200	Director
F: 888-453-0330
E: service@computershare.com

AUDITORS

KPMG LLP
Commerce Court West
199 Bay Street, Suite 3300
Toronto, Ontario
M5X 1J5

LEGAL COUNSEL

Fraser Milner Casgrain LLP
1 First Canadian Place
100 King Street West
Toronto, Ontario
M5X 1B2

MOUNTAIN PROVINCE DIAMONDS INC. 35